Filed by Avista Public Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Avista Public Acquisition Corp. II

Commission File No. 001-40720

Date: October 3, 2022

Avista Public Acquisition Corp. II Announces Effectiveness of Registration

Statement and Sets Date for Extraordinary General Meeting to Vote on Proposed Business Combination

Extraordinary General Meeting of APAC Shareholders to Vote on Proposed Business Combination with OmniAb to be Held on October 24, 2022

NEW YORK (October 3, 2022) – Avista Public Acquisition Corp. II (NASDAQ: AHPA) (“APAC”) announced today the effectiveness of the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) in connection with the previously announced business combination (the “Business Combination”) between APAC and OmniAb, Inc. (“OmniAb”), a wholly owned subsidiary of Ligand Pharmaceuticals Incorporated (“Ligand”).

APAC also announced that the extraordinary general meeting of its shareholders (the “Special Meeting”) to approve the Business Combination will be held October 24, 2022 at 10:00 a.m. U.S. Eastern Time, unless postponed or adjourned to a later date or time. APAC will distribute the definitive proxy statement/prospectus/information statement and proxy card to its shareholders of record as of September 1, 2022, the record date for the Special Meeting. If approved by APAC’s shareholders at the Special Meeting, the business combination is expected to be completed in the fourth quarter of 2022, promptly after satisfaction of the remaining closing conditions. Following completion of the Business Combination, the post-closing company will be renamed OmniAb, Inc., and its common stock and warrants are expected to be listed on the Nasdaq stock exchange under the tickers “OABI” and “OABIW,” respectively.

A link to the definitive proxy statement/prospectus/information statement can be accessed via the SEC website at www.sec.gov. APAC shareholders who require assistance completing the proxy card, additional copies of the proxy materials or have questions regarding the Special Meeting may contact D.F. King by calling (888) 887-0082, or banks and brokers can call collect at (212) 269-5550 or by emailing AHPA@dfking.com.

About APAC

APAC is a special purpose acquisition company that completed its initial public offering in August 2021. APAC was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or business combination with one or more businesses. APAC is sponsored by Avista Acquisition LP II, which was formed for the express purpose of acting as the sponsor for APAC. Avista Acquisition LP II is an affiliate of Avista Capital Holdings, L.P. For more information, please visit www.avistapac.com/ahpac.

About OmniAb®

OmniAb’s discovery platform provides pharmaceutical industry partners access to the diverse antibody repertoires and high-throughput screening technologies to enable discovery of next-generation therapeutics. At the heart of the OmniAb platform is the Biological Intelligence™ (BI) of our proprietary transgenic animals, including OmniRat, OmniChicken and OmniMouse that have been genetically modified to generate antibodies with human sequences to facilitate development of human therapeutic candidates. OmniFlic (transgenic rat) and OmniClic (transgenic chicken) address industry needs for bispecific antibody applications though a common light chain approach, and OmniTaur features unique structural attributes of cow antibodies for complex targets. It is believed that the OmniAb animals comprise the most diverse host systems available in the industry and they are optimally leveraged through computational antigen design and immunization methods, paired with high-throughput single B cell phenotypic screening and mining of next-generation sequencing datasets with custom algorithms to identify fully human antibodies with superior performance and developability characteristics. An established core competency focused on ion channels and transporters further differentiates our technology and creates opportunities in emerging target classes. OmniAb antibodies have been leveraged across modalities, including bispecific antibodies, antibody-drug conjugates and others. The OmniAb suite of technologies span from BI-powered repertoire generation to cutting edge antibody discovery and optimization offering a highly efficient and customizable end-to-end solution for the growing discovery needs of the global pharmaceutical industry.

About Ligand

Ligand is a revenue-generating biopharmaceutical company focused on developing or acquiring technologies that help pharmaceutical companies discover and develop medicines. Its business model creates value for stockholders by providing a diversified portfolio of biotech and pharmaceutical product revenue streams that are supported by an efficient and low corporate cost structure. Its goal is to offer investors an opportunity to participate in the promise of the biotech industry in a profitable, diversified and lower-risk business than a typical biotech company. Its business model is based on doing what it does best: drug discovery, early-stage drug development, product reformulation and partnering. It partners with other pharmaceutical companies to leverage what they do best (late-stage development, regulatory management and commercialization) ultimately to generate revenue. Ligand’s OmniAb® technology platform is a patent-protected transgenic animal platform used in the discovery of fully human monoclonal and bispecific therapeutic antibodies. The Captisol platform technology is a patent-protected, chemically modified cyclodextrin with a structure designed to optimize the solubility and stability of drugs. Ligand’s Pelican Expression Technology is a robust, validated, cost-effective and scalable platform for recombinant protein production that is especially well-suited for complex, large-scale protein production where traditional systems are not. Ligand has established multiple alliances, licenses and other business relationships with the world’s leading pharmaceutical companies including Amgen, Merck, Pfizer, Sanofi, Takeda, Gilead Sciences and Baxter International. For more information, please visit www.ligand.com.

Important Information and Where to Find It

In connection with the Business Combination and the distribution of Ligand’s interests in OmniAb to its shareholders, APAC filed with the SEC a registration statement on Form S-4 (“Form S-4”) (File No. 333-264525) registering shares of APAC Common Stock, warrants and certain equity awards and OmniAb filed with the SEC a registration statement on Form 10 (“Form 10”) (File No. 000-56427) registering shares of OmniAb common stock, respectively. The Form S-4 filed by APAC includes a proxy statement/prospectus in connection with the APAC shareholder vote required in connection with the Business Combination. The Form 10 filed by OmniAb included portions of the Form S-4 filed by APAC, which will serve as an information statement/prospectus in connection with the spin-off of OmniAb. This communication does not contain all the information that should be considered concerning the Business Combination. This communication is not a substitute for the registration statements that OmniAb and APAC filed or will file with the SEC or any other documents that APAC or OmniAb may file with the SEC, or that APAC, Ligand or OmniAb may send to stockholders in connection with the Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the Business Combination. APAC’s shareholders, Ligand’s stockholders and other interested persons are advised to read the preliminary and, when available, the definitive registration statements, and documents incorporated by reference therein, as these materials will contain important information about APAC, OmniAb and the Business Combination. The proxy statement/prospectus contained in APAC’s Form S-4 will be mailed to APAC’s shareholders of record as of September 1, 2022.

The registration statements, proxy statement/prospectus/information statement and other documents (when available) are also available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Avista Public Acquisition Corp. II, 65 East 55th Street, 18th Floor, New York, NY 10022.

Participants in the Solicitation

APAC, Ligand and OmniAb, and each of their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from APAC’s shareholders in connection with the Business Combination. Shareholders are urged to carefully read the preliminary proxy statement/prospectus/information statement regarding the Business Combination and the final proxy statement/prospectus/information statement when it becomes available, because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of APAC’s shareholders in connection with the Business Combination is set forth in the registration statement filed with the SEC. Information about APAC’s executive officers and directors and OmniAb’s management and directors also is set forth in the preliminary registration statements relating to the Business Combination.

No Solicitation or Offer

This communication shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to any registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

Forward-Looking Statements

This news release contains forward-looking statements by APAC that involve risks and uncertainties and reflect APAC’s judgment as of the date of this release. Words such as “plans,” “believes,” “expects,” “anticipates,” and “will,” and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include: the expected timing of the spin-off of OmniAb and Business Combination and the ability of the parties to complete the proposed transaction. Actual events or results may differ from APAC’s expectations due to risks and uncertainties, including those inherent in Ligand and OmniAb’s business, including, without limitation: the Business Combination may not be completed in accordance with the expected plans or anticipated timeline or at all and other risks described in APAC’s prior press releases and filings with the Securities and Exchange Commission available at www.sec.gov.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of APAC’s registration statement on Form S-1 (File No. 333-257177), the registration statement on Form S-4 (File No. 333-264525), the registration statement on Form 10 (File No. 000-56427), the proxy/information statement/prospectus and certain other documents filed or that may be filed by APAC, Ligand or OmniAb from time to time with the SEC following the date hereof. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and APAC assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Contacts:

Amanda Heravi, Investor Relations Officer

heravi@avistacap.com

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